EXHIBIT 12.1

THE BRICKMAN GROUP, LTD.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Period from January 1, to December 19, 2002		Period from December 20, to December 31, 2002	Combined Year ended December 31, 2002		Year ended December 31, 2003		Year ended December 31, 2004
Earnings before Income Taxes and Fixed Charges:
Income before income taxes	30,933		(1,410)	29,523		1,971		15,241
Fixed charges	20,168		683	20,851		22,634		22,639

Earnings before income taxes and fixed charges	51,101		(727)	50,374		24,605		37,880
Preferred stock dividend accretion	13,742		—			—		—

Earnings before income taxes and fixed charges	37,359		(727)	50,374		24,605		37,880

Fixed Charges:
Interest on indebtedness, net	4,841		643	5,484		20,022		19,820
Amortization of deferred financing costs	429		40	469		1,309		1,350
Preferred stock dividend accretion	13,742		—	13,742
Estimated interest factor for rentals	1,156			1,156		1,303		1,469

Total fixed charges	20,168		683	20,851		22,634		22,639

Ratio of Earnings to Fixed Charges	1.9	x		2.4	x	1.1	x	1.7	x